SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: November 8, 2005

TVSL S.A. In Liquidation

(formerly SBS Broadcasting S.A.)

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

TVSL S.A. EN LIQUIDATION
(FORMERLY SBS BROADCASTING S.A.)

Liquidation Distribution to Shareholders and Payments to Option Holders of
Former SBS Broadcasting S.A. Expected to Be Made on November 8, 2005

Luxembourg – November 7, 2005 – TVSL S.A. en liquidation (formerly SBS Broadcasting S.A.) today announced that it expects to distribute the proceeds of its recently completed asset sale and certain other amounts to shareholders and make payments to holders of stock options of the former SBS on November 8, 2005.  The liquidation distribution amount to be paid to shareholders will be equal to either €46.072 per share or, for those shareholders who have previously elected to receive U.S. dollars, U.S. $55.087 per share.  The aggregate amount paid to each shareholder and option holder will be rounded down to the nearest cent prior to payment.  The payments will be made by wire transfer or by mail in the form of a cheque to shareholders of record as of October 18, 2005, the closing date of the asset sale, and to option holders.

Shareholders of record as of any date other than October 18, 2005 will not be entitled to receive the liquidation distribution from the former SBS.  Shareholders who have purchased shares in the former SBS or have become shareholders of record after October 18, 2005 will need to make arrangements with the holder of these shares on the record date in order to receive any proceeds of the liquidation distribution.

The former SBS’s ordinary shares were delisted from the Nasdaq market, and trading of the shares on Euronext Amsterdam was suspended, as of the close of trading on October 13, 2005.  Delisting from Euronext Amsterdam is expected to occur on November 8, 2005, upon payment of the liquidation distribution and option cancellation payments.

If shareholders or option holders have any questions in connection with these payments, they should contact Georgeson Shareholder, the information agent, at the following telephone numbers:

Georgeson Shareholder

Toll free in the United States: +1 866 328 5441

Banks and Brokers: +1 212 440 9800

Callers in Europe: 00 800 5555 6666

The former SBS’s paying agent in The Netherlands for purposes of the liquidation distribution is Deutsche Bank AG, Amsterdam Branch, Herengracht 450-454, 1017 CA, Amsterdam, The Netherlands (telephone: +31 20 555 4461).

The liquidation of the former SBS will be completed as promptly as practicable following the satisfaction of its remaining liabilities at which point the issued and outstanding shares will be cancelled.  The former SBS does not expect to make any further distributions to shareholders.

Forward-Looking Statements

The statements in this press release regarding the timing for the liquidation distribution, payments to option holders and the completion of the liquidation process are forward-looking.  The actual timing of these events may change.  For information regarding factors that could affect the timing for these events, please see the Shareholders’ Circular, which is available on SBS’s website at www.sbsbroadcasting.com.

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Contacts

For further information visit www.sbsbroadcasting.com, or contact:

For TVSL S.A. en liquidation:

Investors:	Press:
Mike Smargiassi /Jon Lesko	Jeff Pryor
Brainerd Communicators	Pryor & Associates
Tel: + 212 986 6667	Tel: + 818-338-3555

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 8, 2005

TVSL S.A. IN LIQUIDATION

By:	/s/ Christian Billon
Name:	Christian Billon
Title:	Manager, TVSL Liquidation S.à r.l.